Exhibit 12.1

Education Management LLC

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

			Predecessor	Successor
			July 1, 2005	June 1, 2005
	Year Ended	Year Ended	through	through	Year Ended	Year Ended
	June 30,	June 30,	May 31,	June 30,	June 30,	June 30,
	2004	2005	2006	2006	2007	2008
	(Dollars in millions)
Computation of fixed charges
Interest expense	2.2	1.3	0.8	13.8	175.2	164.1
Amortization of debt issuance costs	0.5	0.4	1.3	0.6	7.7	7.7
Portion of rental expense representative of interest	16.9	19	18.5	1.9	22.3	27.1

Total fixed charges	$19.5	$20.7	$20.6	$16.3	$205.2	$198.9

Computation of earnings (loss)
Income (loss) before income taxes	$130.5	$168.8	$174.0	$(32.1)	$59.3	$105.8
Fixed charges per above	19.5	20.7	20.6	16.3	205.2	198.9

Total earnings (loss)	$150.1	$189.5	$194.6	$(15.8)	$264.5	$304.7
Ratio of earnings (loss) to fixed charges	7.7	9.2	9.4	(1.0)	1.3	1.5

*	Earnings for the period June 1 through June 30, 2006 were inadequate to cover fixed charges by $32.1.

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